Free Writing Prospectus
(To the Preliminary Prospectus Supplement
dated June 5, 2019)
Filed pursuant to Rule 433 under the Securities Act
Registration Statement No. 333-229414 and
333-229414-01 through 333-229414-14

$500,000,000 7.500% Senior Notes due 2029

Term Sheet
June 5, 2019

Issuer:	L Brands, Inc.

Offering Size:	$500,000,000 aggregate principal amount

Gross Proceeds:	$491,430,000

Title of Securities:	7.500% Senior Notes due 2029 (the “Notes”)

Maturity:	June 15, 2029

Offering Price:	98.286%, plus accrued interest, if any, from June 20, 2019

Coupon	7.500%

Yield to Maturity:	7.750%

Benchmark Treasury:	UST 2.375% due May 15, 2029

Benchmark Treasury Yield:	2.116%

Spread to Benchmark Treasury:	563 bps

Ratings*:	Ba1 (Moody’s) / BB (S&P)

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2019

Record Dates:	June 1 and December 1

Optional Redemption:
On and after June 15, 2024, at the redemption prices (expressed as percentages of principal amount) below, if redeemed during the twelve-month period beginning on June 15 of each of the years indicated below:

Year	Percentage
2024	103.750%
2025	102.500%
2026	101.250%
2027 and thereafter	100.000%

Make-whole call at T+50 bps at any time prior to June 15, 2024

Equity Clawback: Up to 35% at 107.500% at any time prior to June 15, 2022

Joint Book-Running Managers:	Citigroup Global Markets Inc. BofA Securities, Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC

Senior Co-Managers:	Barclays Capital Inc. ICBC Standard Bank Plc KeyBanc Capital Markets Inc. Mizuho Securities USA LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	The Huntington Investment Company PNC Capital Markets LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC

Trade Date:	June 5, 2019

Settlement Date**:	June 20, 2019 (T + 11)

Distribution:	Registered Offering

Use of Proceeds***:
The issuer intends to use the net proceeds from the offering, together with cash on hand, to fund the Tender Offers. If the Tender Offers are not consummated or the net proceeds from the offering exceed the total consideration payable in the Tender Offers, the issuer intends to use the remaining net proceeds to optionally redeem any and all 2020 Notes that remain outstanding and, to the extent net proceeds remain, to fund general corporate purposes, which may include the repayment or repurchase of its other indebtedness.

CUSIP Number:	501797 AR5

ISIN Number:	US501797AR52

* A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

** The issuer expects that delivery of the Notes will be made against payment therefor on or about June 20, 2019, which will be the eleventh business day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T+11”).  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes on the date hereof or the next eight succeeding business days will be required, by virtue of the fact that the Notes initially will settle T+11, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.  Purchasers of the Notes who wish to trade the Notes during the period described above should consult their own advisors.

*** This communication does not constitute an offer to purchase, or a notice of redemption with respect to (and does not give rise to an obligation to issue a notice of redemption with respect to), any notes.

The issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request by contacting Citigroup Global Markets Inc. c/o Broadridge Financial Solutions by mail at 1155 Long Island Avenue, Edgewood, NY, 11717, or by email at prospectus@citi.com; BofA Securities, Inc. by calling 800-294-1322 (toll free); HSBC Securities (USA) Inc. by calling 866-811-8049 (toll free) and J.P. Morgan Securities LLC by calling 866-803-9204 (toll free).

The information in this communication supplements the information in the preliminary prospectus supplement dated June 5, 2019 (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with such information. Capitalized terms used but not defined in this communication have the meanings assigned to them in the Preliminary Prospectus Supplement. Before you invest, you should read the Preliminary Prospectus Supplement (including the documents incorporated by reference therein) for more information concerning the issuer and the Notes.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded.  Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.